Exhibit 8






                           STOCK PURCHASE AGREEMENT

                        DATED AS OF DECEMBER 21, 1993

                                   BETWEEN

                             SILGAN HOLDINGS INC.

                                     AND

                           FIRST PLAZA GROUP TRUST




                               TABLE OF CONTENTS

                                                                          Page


1.   Purchase and Sale of Common Stock  . . . . . . . . . . . . . . . . .    4
     1.1  Purchase  . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
     1.2  Payment and Delivery  . . . . . . . . . . . . . . . . . . . . .    5
     1.3  Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . .    5

2.   Representations and Warranties of the Company  . . . . . . . . . . .    5
     2.1  Corporate Organization and Authority  . . . . . . . . . . . . .    5
     2.2  Capitalization  . . . . . . . . . . . . . . . . . . . . . . . .    5
     2.3  Authorization . . . . . . . . . . . . . . . . . . . . . . . . .    7
     2.4  Validity of Shares  . . . . . . . . . . . . . . . . . . . . . .    7
     2.5  Subsidiary Stock  . . . . . . . . . . . . . . . . . . . . . . .    7
     2.6  Title to Shares . . . . . . . . . . . . . . . . . . . . . . . .    7
     2.7  No Conflict . . . . . . . . . . . . . . . . . . . . . . . . . .    7
     2.8  Options, Warrants and Similar Rights  . . . . . . . . . . . . .    8
     2.9  Financial Statements  . . . . . . . . . . . . . . . . . . . . .    8
     2.10 Changes . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
     2.11 Tax Filings . . . . . . . . . . . . . . . . . . . . . . . . . .    9
     2.12 Filings . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
     2.13 Properties  . . . . . . . . . . . . . . . . . . . . . . . . . .    9
     2.14 Compliance with Statutes; Environmental and Safety Laws . . . .   10
     2.15 Disclosure  . . . . . . . . . . . . . . . . . . . . . . . . . .   11
     2.16 Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . .   11

3.   Representations and Warranties of the Investor . . . . . . . . . . .   12
     3.1  Organization and Authority  . . . . . . . . . . . . . . . . . .   12
     3.2  Investment Intent . . . . . . . . . . . . . . . . . . . . . . .   12
     3.3  Experience  . . . . . . . . . . . . . . . . . . . . . . . . . .   12
     3.4  Risks . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
     3.5  Information . . . . . . . . . . . . . . . . . . . . . . . . . .   13
     3.6  Domicile  . . . . . . . . . . . . . . . . . . . . . . . . . . .   13
     3.7  Federal Securities Laws . . . . . . . . . . . . . . . . . . . .   13
     3.8  State Securities Laws . . . . . . . . . . . . . . . . . . . . .   13
     3.9  Transfers . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
     3.10 Legend  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
     3.11 Solicitation  . . . . . . . . . . . . . . . . . . . . . . . . .   14

4.   Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   14
     4.1  Compliance with Agreements  . . . . . . . . . . . . . . . . . .   14
     4.2  Current Public Information  . . . . . . . . . . . . . . . . . .   14
     4.3  Public Disclosures  . . . . . . . . . . . . . . . . . . . . . .   15
     4.4  Repurchase of Shares  . . . . . . . . . . . . . . . . . . . . .   15

5.   Conditions of the Investor's Obligation at the Closing . . . . . . .   15
     5.1  Representations and Warranties; Performance . . . . . . . . . .   15
     5.2  Organization Agreement  . . . . . . . . . . . . . . . . . . . .   15
     5.3  Stockholders Agreement  . . . . . . . . . . . . . . . . . . . .   15
     5.4  Asset Purchase Agreement  . . . . . . . . . . . . . . . . . . .   16
     5.5  Supply Agreement  . . . . . . . . . . . . . . . . . . . . . . .   16
     5.6  Bank Agreement  . . . . . . . . . . . . . . . . . . . . . . . .   16
     5.7  Management Services Agreement . . . . . . . . . . . . . . . . .   16
     5.8  Amendment of Certificate of Incorporation . . . . . . . . . . .   16
     5.9  Opinion of the Company's Counsel  . . . . . . . . . . . . . . .   16
     5.10 Closing Documents . . . . . . . . . . . . . . . . . . . . . . .   16
     5.11 Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . .   17
     5.12 Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . .   17

6.   Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
     6.1  Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . .   17
     6.2  Indemnification and Contribution  . . . . . . . . . . . . . . .   18
     6.3  Governing Law; Jurisdiction; Venue  . . . . . . . . . . . . . .   18
     6.4  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18


     6.5  Severability  . . . . . . . . . . . . . . . . . . . . . . . . .   19
     6.6  Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . .   19
     6.7  Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . .   19
     6.8  Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . .   19
     6.9  Successors and Assigns  . . . . . . . . . . . . . . . . . . . .   19
     6.10 Costs of Enforcement  . . . . . . . . . . . . . . . . . . . . .   19

Exhibit A -      Form of Organization Agreement
Exhibit B -      Form of Stockholders Agreement
Exhibit C -      Form of Bank Agreement
Exhibit D -      Form of Management Services Agreement
Exhibit E -      Form of Amended and Restated Certificate of Incorporation
Exhibit F -      Opinion of Winthrop, Stimson, Putnam & Roberts
Exhibit G -      Addresses for Notices



                           STOCK PURCHASE AGREEMENT

       This Stock Purchase Agreement dated as of December 21, 1993 (the "Agreement") is entered into by and between Silgan Holdings Inc., a Delaware corporation (the "Company"), and First Plaza Group Trust, a New York Trust (the "Investor").

                                   RECITALS

          A. Pursuant to a Purchase Agreement, dated as of September 3, 1993, as amended by the Amendment to Purchase Agreement dated as of December 10, 1993 (as amended, the "Asset Purchase Agreement"), between Silgan Containers Corporation, an indirect wholly-owned subsidiary of the Company ("SCC"), and Del Monte Corporation ("Del Monte"), SCC is purchasing certain of the U.S. can manufacturing assets of Del Monte (the "Del Monte Asset Acquisition").

          B. The Investor desires to purchase from the Company 250,000 shares (the "Shares") of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock").

          C. The Company is willing to sell the Shares to the Investor and the Investor is willing to purchase the Shares from the Company only on the terms and subject to the conditions contained in this Agreement, the Amended and Restated Organization Agreement of even date herewith among R. Philip Silver ("Silver"), D. Greg Horrigan ("Horrigan"), The Morgan Stanley Leveraged Equity Fund II, L.P. ("MS Equity"), Bankers Trust New York Corporation ("BT"), the Investor and the Company (the "Organization Agreement"), the Stockholders Agreement of even date herewith among Silver, Horrigan, MS Equity, BT, the Investor and the Company (the "Stockholders Agreement") and the agreements referred to herein and therein.

                                  AGREEMENT

          NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained, the Company and the Investor agree as follows:

     1.   Purchase and Sale of Common Stock.

          1.1 Purchase. On the terms and subject to the conditions contained in this Agreement, the Company hereby agrees to issue and sell to the Investor, and the Investor hereby agrees to purchase from the Company, the Shares at a purchase price of $60.00 per share, for an aggregate purchase price of $15,000,000 (the "Purchase Price").

          1.2 Payment and Delivery. On or before the Closing Date (as defined in Section 1.3), the Investor will pay the Purchase Price to the Company. The Purchase Price shall be paid by the Investor by wire transfer in immediately available funds to the Company's account, No. 00-228-515, at Bankers Trust Company. On the Closing Date, the certificate(s) representing the Shares will be delivered to the Investor.

          1.3 Closing. The closing of the transaction provided for in this Agreement (the "Closing") shall take place at the offices of White & Case, 1155 Avenue of the Americas, New York, New York at 9:00 a.m. New York time on December 21, 1993, or at such other date and time as is mutually acceptable to the parties hereto (the "Closing Date").

     2. Representations and Warranties of the Company. As an inducement to the Investor to purchase the Shares, the Company makes the following representations and warranties (which representations and warranties shall survive the Closing Date), and authorizes the Investor to rely upon the same:

          2.1    Corporate Organization and Authority.  The Company and each of its consolidated subsidiaries (the "Subsidiaries") (i) is a corporation duly organized, validly existing, authorized to exercise all its corporate powers, rights and privileges, and in good standing under the laws of the State of its incorporation; (ii) is duly qualified as a foreign corporation to transact business in, and is in good standing in, every jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification necessary, except in those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the business, operations, property, assets or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; and (iii) has the corporate power and corporate authority to own and operate its properties and to carry on its business as now conducted and as presently proposed to be conducted after consummation of the Del Monte Asset Acquisition and to carry out the transactions contemplated by this Agreement.

          2.2    Capitalization.

                 (a) Currently Authorized. The authorized capital stock of the Company currently consists of three million one hundred sixty-seven thousand five hundred (3,167,500) shares, consisting of five hundred thousand (500,000) shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), six hundred sixty-seven thousand five hundred (667,500) shares of Class B Common Stock, one million (1,000,000) shares of Class C Common Stock, par value $.01 per share (the "Class C Common Stock"), and one million (1,000,000) shares of Preferred Stock, par value $.01 per share.

                 (b) Currently Issued and Outstanding. As of the date of this Agreement, prior to giving effect to the transaction contemplated by this Agreement, the issued and outstanding capital stock of the Company consists of four hundred and seventeen thousand five hundred (417,500) shares of Class A Common Stock registered in the names of Silver (208,750 shares) and Horrigan (208,750 shares), four hundred and seventeen thousand five hundred (417,500) shares of Class B Common Stock registered in the name of MS Equity and fifty thousand (50,000) shares of Class C Common Stock registered in the name of BT.

                 (c) Post Closing. After giving effect to the transaction contemplated by this Agreement, the issued and outstanding capital stock of the Company will be four hundred and seventeen thousand five hundred (417,500) shares of Class A Common Stock, six hundred and sixty seven thousand five hundred (667,500) shares of Class B Common Stock and fifty thousand (50,000) shares of Class C Common Stock.

                 (d) Outstanding Options. The Company has issued and there are currently outstanding options to purchase up to 15,000 shares of Class C Common Stock pursuant to the Company's Amended and Restated Stock Option Plan, which options are held by certain officers of the Company (the "Company Options"). In addition, SCC has issued and there are currently outstanding options to purchase up to 816 shares of SCC common stock, par value $.01 per share, pursuant to the SCC Amended and Restated 1989 Stock Option Plan (the "SCC Option Plan"), which options are held by certain officers of SCC (the "SCC Options"), and Silgan Plastics Corporation, an indirect wholly-owned subsidiary of the Company ("SPC"), has issued and there are currently outstanding options to purchase up to 300 shares of SPC common stock, par value $.01 per share, pursuant to the SPC Amended and Restated 1989 Stock Option Plan (the "SPC Option Plan"), which options are held by certain officers of SPC (the "SPC Options"). The SCC Options and the SPC Options are convertible under certain circumstances pursuant to the terms of the SCC Option Plan and the SPC Option Plan, respectively, into options to purchase Class C Common Stock of the Company or any securities issued in exchange therefor. In addition, pursuant to the terms of the SCC Option Plan and the SPC Option Plan, if any SCC Option or SPC Option, as the case may be, has been exercised prior to a "public offering" of the common stock of the Company or a "change of control" of the Company, the shares of SCC common stock or SPC common stock issued upon such exercise (the "Underlying Shares") are convertible into shares of Class C Common Stock of the Company or any securities issued in exchange therefor in accordance with the terms and conditions of the SCC Option Plan and the SPC Option Plan, respectively. The Company Options, the SCC Options, the SPC Options and the Underlying Shares are herein referred to as the "Outstanding Options."

                 (e) As of the date of this Agreement, each Subsidiary of the Company is wholly-owned by the Company or by a Subsidiary of the Company.

          2.3 Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution, delivery and performance of all obligations under this Agreement, the Organization Agreement and the Stockholders Agreement and for the issuance and delivery of the Shares has been taken, and this Agreement, the Organization Agreement and the Stockholders Agreement constitute legally binding valid obligations of the Company enforceable in accordance with their terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights and general principles of equity (whether considered in an action at law or in equity).

          2.4 Validity of Shares. The Shares, when issued, sold and delivered in accordance with the terms of, and for the consideration expressed in, this Agreement, shall be duly authorized, validly issued and fully-paid and nonassessable, are not subject to preemptive rights of any stockholder of the Company and, subject to the accuracy of the representations and warranties made by the Investor in this Agreement, will have been issued in compliance with all applicable federal and state securities laws.

          2.5 Subsidiary Stock. All of the outstanding capital stock of each of the Subsidiaries have been duly authorized, validly issued and are fully paid and nonassessable and all outstanding shares of capital stock of each Subsidiary are owned by the Company or another Subsidiary free and clear of any lien, mortgage, security interest, charge or encumbrance (other than security interests granted pursuant to the Bank Agreement (as defined in Section 2.7)).

          2.6 Title to Shares. Upon delivery of the Shares to the Investor and payment therefor, the Investor will acquire good and valid title to the Shares, free and clear of any and all claims, liens, restrictions, pledges, charges, options, security interests, encumbrances or other rights of third parties, including any imposed by operation of law, except such claims, liens, restrictions, pledges, charges, options, security interests, encumbrances or other rights (i) created by the Investor or the Trustee or
(ii) arising in connection with this Agreement, the Organization Agreement or the Stockholders Agreement.

          2.7 No Conflict. The execution, delivery and performance of this Agreement (including any repurchase of Shares pursuant to Section 4.5 hereof), the Organization Agreement, the Stockholders Agreement, the Asset Purchase Agreement, the Credit Agreement among Silgan Corporation, SCC, SPC, the lenders from time to time party thereto, Bank of America National Trust and Savings Association, as Co-Agent and Bankers Trust Company, as Agent, dated as of December 21, 1993 (the "Bank Agreement"), and the Supply Agreement between SCC and Del Monte dated as of September 3, 1993, as amended by the Amendment to Supply Agreement dated as of December 21, 1993 (as so amended, the "Supply Agreement"), will not (i) conflict with or result in a breach of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in the creation of any lien, security interest, charge or encumbrance upon the Company's or any of the Subsidiaries' capital stock or assets pursuant to (other than consensual liens, security interests, charges or encumbrances to secure obligations to lenders that do not affect the Company's capital stock), (iv) give any third party the right to accelerate any obligation under, (v) result in a violation of, or (vi) require any authorization, consent, approval, exemption or other action by or notice to any court or administrative or governmental body (except such authorizations, consents, approvals, exemptions or other actions as have been obtained or taken) pursuant to, the Company's or any Subsidiary's Certificate of Incorporation, the Company's or any Subsidiary's by-laws or any law, statute, rule or regulation to which the Company or any Subsidiary is subject, or any agreement, instrument, order, judgement or decree to which the Company or any Subsidiary is subject.

          2.8 Options, Warrants and Similar Rights. Except as provided for in the Restated Certificate of Incorporation of the Company, the Organization Agreement and the Outstanding Options, there are no options, warrants, conversion privileges, preemptive, subscription or other rights presently outstanding to purchase any of the authorized but unissued capital stock of the Company or any Subsidiary, nor is the Company required to repurchase or redeem any shares of its capital stock.

          2.9 Financial Statements. The Company's consolidated audited financial statements at and for the fiscal year ended December 31, 1992 and its unaudited financial statements at and for the nine-month period ended September 30, 1993 contained in the Company's reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with the Securities and Exchange Commission (the "Financial Statements") are complete and correct in all material respects and have been prepared, in the case of the audited financial statements, in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated, and are consistent with each other (except as disclosed in the notes to the Financial Statements) and the books and records of the Company. The Financial Statements present fairly in all material respects the financial condition and operating results of the Company on a consolidated basis as of the dates, and for the periods, indicated therein, subject, in the case of unaudited financial statements, to normal year-end audit adjustments. Except as set forth in the Financial Statements, none of the Company or any Subsidiary has liabilities, contingent or otherwise, other than (i) liabilities incurred in the ordinary course of business subsequent to September 30, 1993 and (ii) liabilities incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in the Financial Statements, which, individually or in the aggregate, are not material to the financial condition or operating results of the Company and the Subsidiaries taken as a whole.

          2.10   Changes.  Since September 30, 1993, there has not been:

          (a) any change in the assets, liabilities, financial condition or operating results of the Company or any Subsidiary from that reflected in the Financial Statements, except changes in the ordinary course of business which have not been, in the aggregate, materially adverse; or

          (b) any other event or condition of any character which has materially and adversely affected the assets, properties, financial condition, operating results or business of the Company or any Subsidiary.

          2.11 Tax Filings. The Company and each of its Subsidiaries have filed all federal tax returns and material state tax returns required to be filed, which returns are complete and correct in all material respects, and neither the Company nor any subsidiary is in default in the payment of any taxes which were payable pursuant to said returns or any assessments with respect thereto.

          2.12 Filings. The Company has filed all material applications and has obtained all permits, approvals, licenses, franchises, certificates and authorizations of all Federal, state or local governmental or regulatory authorities ("Permits") as are necessary to own its properties and to conduct its business in the manner now being conducted; the Company has fulfilled and performed all of its obligations with respect to such Permits in all material respects and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such Permit; and none of such Permits contain any restrictions that are materially burdensome to the holder thereof.

          2.13 Properties. Except for liens granted to the Secured Creditors (as defined in the Bank Agreement), the Company and each of the Subsidiaries has good and marketable title to all property (real and personal) owned by it, free and clear of all liens, claims, security interests or other encumbrances except those which would not, individually or collectively, have a material adverse effect on the condition (financial or otherwise), business, net worth or results of operation of the Company or any Subsidiary, and the property held under lease by the Company and each of the Subsidiaries is held under valid subsisting and enforceable leases.

          2.14   Compliance with Statutes; Environmental and Safety Laws.
(a) The Company and each of its Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such statutes, regulations, orders and restrictions the failure to be in compliance with which would not, individually or in the aggregate, have a material adverse effect on the business, operations, property, assets or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole.

          (b) The Company and each of its Subsidiaries have complied with all applicable federal, state and local environmental laws (including, without limitation, the Resources Conservation and Recovery Act, as amended from time to time, 42 U.S.C. 6901 et seq., and the Comprehensive Environmental Response Compensation of Liability Act of 1980, as amended from time to time, 42 U.S.C. 9601 et seq.), regulations and ordinances governing its business products, properties or assets with respect to all discharges into the ground and surface water, emissions into the ambient air and generation, accumulation, storage, treatment, transportation, labeling or disposal of waste materials or process by-products for which failure to comply could have a material adverse effect on the business, operations, property, assets or condition (financial or otherwise) of the Company or of the Company and its Subsidiaries taken as a whole, and neither the Company nor its Subsidiaries is liable for any material penalties, fines or forfeitures for failure to comply with any of the foregoing in the manner set forth above.

          (c) All material licenses, permits or registrations required for the business of the Company and its Subsidiaries, as presently conducted, under any federal, state or local environmental laws, regulations or ordinances have been secured and the Company and its Subsidiaries is in substantial compliance therewith.

          (d) Neither the Company nor any of its Subsidiaries is in noncompliance with, breach of or default under any applicable writ, order, judgment, injunction, or decree to which any such person is a party or which would materially and adversely affect the ability of such person to operate its businesses or its manufacturing facilities and no event has occurred and is continuing which, with the passage of time or the giving of notice or both, would constitute noncompliance, breach of or default thereunder which would materially and adversely affect the ability of such person to operate its business or its manufacturing facilities.

          (e) There are no legal or governmental proceedings pending or, to the best of the Company's knowledge after reasonable investigation, threatened which (i) question the validity, term or entitlement of the Company or any of its Subsidiaries for any material permit, license, order or registration required for the operation of any facility which the Company or any of its Subsidiaries currently operates and (ii) wherein an unfavorable decision, ruling or finding could have a material adverse effect on the financial viability of any of its facilities.

          (f) To the best of the Company's knowledge and belief, neither the Company nor any of its Subsidiaries has disposed of or otherwise discharged any hazardous waste, toxic substances or similar materials, the disposal of which could give rise to any liability under applicable environmental laws and regulations which could have a materially adverse effect on the business, operations, property, assets or condition (financial or otherwise) of the Company or of the Company and its Subsidiaries taken as a whole.

          2.15 Disclosure. To the best of the Company's knowledge, neither this Agreement, the Organization Agreement, the Asset Purchase Agreement, or any of the schedules, attachments, written statements, documents, certificates or other items prepared or supplied to the Investor by or on behalf of the Company with respect to the transactions contemplated hereby or thereby contain any untrue statement of a material fact or omit a material fact necessary to make each statement contained herein or therein not misleading. To the best of the Company's knowledge, there is no fact which has not been disclosed to the Investor which materially affects adversely or could reasonably be anticipated to materially affect adversely the Company's or any Subsidiary's business, financial condition, operating results, earnings, assets or business prospects.

          2.16 Litigation. Other than as disclosed in the Company's [Post-Effective Amendment No. 1 to Form S-1 Registration Statement (Registration No. 33-47632) dated June 18, 1993 or Annual Report on Form 10-K for the fiscal year ended December 31, 1992], there are no actions, suits, proceedings, orders, investigations or claims pending or, to the Company's knowledge, threatened against the Company or any Subsidiary, at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality that, if adversely determined, would adversely affect any action taken or to be taken by the Company or any Subsidiary under this Agreement, the Organization Agreement, the Asset Purchase Agreement or the Supply Agreement, or that, if adversely determined would materially adversely affect the business, operations, properties or financial position of the Company or any Subsidiary; and, to the Company's knowledge, there is no reasonable basis for any such actions, suits, proceedings, orders, investigations or claims.

     3. Representations and Warranties of the Investor. As an inducement to the Company to issue the Shares, and in order to establish the suitability for the Investor of such an investment, the Investor hereby makes the following representations and warranties (which representations and warranties shall survive the Closing Date), and authorizes the Company to rely upon the same:

          3.1 Organization and Authority. The Investor is a trust duly organized and validly existing under the laws of its jurisdiction of organization; it has the power and authority under its trust agreement to enter into and perform this Agreement; the execution of this Agreement by it has been duly authorized; the consummation of the transactions contemplated hereunder will not result in a breach or violation of, or a default under, its trust agreement or any material agreement by which it or any of its properties is bound or any statute, rule, regulation, order or other law to which it is subject, nor require the obtaining of any consent, approval, permit or license from or filing with, any governmental authority or other person by the Investor in connection with the execution, delivery and performance by it of this Agreement, except for violations which would not, or consents or filings which, if not obtained or made, would not, in the aggregate, affect materially and adversely its ability to consummate the transactions contemplated by, or fulfill its obligations under, this Agreement; and this Agreement constitutes (assuming its due authorization and execution by the Company) its legal, valid and binding obligation.



          3.2 Investment Intent. The Investor is aware of and familiar with the business affairs and financial condition of the Company and has acquired sufficient information about the Company to reach a knowledgeable and informed decision to purchase the Shares. The Investor is acquiring the Shares for investment for the Investor's own account, not for resale, without any intention of, or view toward, or for participating, directly or indirectly, in, a distribution of the Shares or any portion thereof.

          3.3 Experience. The Investor: (i) has such knowledge and experience in financial and business matters (or the professional advisors or representatives of the Investor who are unaffiliated with and who are not compensated directly or indirectly by the Company or by any affiliate or selling agent of the Company have such knowledge and experience in financial and business matters) that the Investor (or the Investor's professional advisors or representatives, as the case may be) is capable of evaluating the merits and risks of the purchase of the Shares, protecting the Investor's interest in connection with the purchase of the Shares, and making an informed investment decision with respect thereto, (ii) has investigated the purchase of the Shares to the extent the Investor has deemed necessary or desirable, and has been provided with any assistance the Investor has requested from the Company in connection therewith and (iii) has determined that the Shares are a suitable investment for the Investor and that at this time the Investor could bear a complete loss of an investment in the Shares.

          3.4 Risks. The Investor understands that an investment in the Company is speculative, that any possible profits therefrom are uncertain, and that the Investor must bear the economic risks of the investment in the Company for an indefinite period of time. The Investor is able to bear these economic risks and to hold the Shares for an indefinite period.

          3.5 Information. The Investor has received all information and data with respect to the Company which the Investor has requested and has deemed relevant in connection with an evaluation of the merits and risks of the purchase of the Shares, and the Investor does not desire any further information or data with respect to the Company prior to the purchase of the Shares.

          3.6 Domicile. The Trustee is domiciled in the State of Pennsylvania. The Investor's investment decisions made in connection with this Agreement, including the decision to purchase the Shares, were made in the State of New York.

          3.7 Federal Securities Laws. The Investor understands that the Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), in reliance on the exemption from registration provided by
Section 4(2) of the Act. In furtherance thereof, the Investor represents and warrants to the Company that:

                 (a) The Investor has the financial ability to bear the economic risk of this investment, has adequate means for providing for the current needs and contingencies of the Investor and has no need for liquidity with respect to the investment in the Company; and

                 (b) The Investor is an entity that qualifies as an "accredited investor" under Rule 501 of Regulation D.

          3.8 State Securities Laws. The Investor understands that the Shares have not been registered or qualified with, nor has a permit been obtained for the issuance of the Shares from, any state securities authority. The Investor is aware of any and all restrictions imposed by the Company in the Organization Agreement and the Stockholders Agreement on the further distribution of the Shares, including, but not limited to, any restrictive legends appearing on the stock certificates evidencing the Shares, required holding periods, stop transfer orders or buyback rights of the Company or the holders of its securities.



          3.9 Transfers. The Investor understands that the Shares may have to be held indefinitely unless they are subsequently registered under the Act and qualified or registered under other applicable securities laws, including state securities laws, or unless an exemption from such qualification or registration is available. The Company has no obligation to so qualify or register the Shares except such obligations, if any, as are contained in the Organization Agreement and the Stockholders Agreement.

          3.10 Legend. The Investor understands and agrees that a legend in the form provided in Section 3.3 of the Organization Agreement will be placed on the certificate evidencing the Shares and on certificates issued to transferees.

          3.11 Solicitation. To the Investor's knowledge, the offer and sale of the Shares was not effected by any form of general solicitation or general advertising or accomplished by the publication of any advertisement.

     4. Covenants. As an inducement to the Investor to purchase the Shares, the Company makes the following covenants (which covenants shall survive the Closing Date);

          4.1 Compliance with Agreements. The Company shall perform and observe (i) all of its obligations to stockholders of the Company set forth in the Company's Certificate of Incorporation and by-laws and (ii) all of its obligations to the Investor as set forth in the Organization Agreement.

          4.2 Current Public Information. The Company shall file all reports required to be filed by it under the Act and the Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission thereunder and shall take such further action as the Investor may reasonably request, all to the extent required to enable the Investor to sell Shares pursuant to (i) Rule 144 adopted by the Securities and Exchange Commission under the Act (as such rule may be amended from time to time) or any similar rule or regulation hereafter adopted by the Securities and Exchange Commission or (ii) a registration statement on Form S-2 or S-3 or any similar registration form hereafter adopted by the Securities and Exchange Commission. Upon request, the Company shall deliver to the Investor a written statement as to whether it has complied with such requirements.

          4.3 Public Disclosures. The Company shall not, nor shall it permit any subsidiaries to, disclose the Investor's name or identity as an investor in the Company in any press release or other public announcement or in any document or material filed with any governmental entity, without the prior written consent of the Investor, unless such disclosure is required by applicable law or governmental regulations or by order of a court of competent jurisdiction, in which case prior to making such disclosure the Company shall give written notice to the Investor describing in reasonable detail the proposed content of such disclosure and shall permit the Investor to review and comment upon the form and substance of such disclosure.

          4.4 Repurchase of Shares. In the event that the Del Monte Asset Acquisition is not consummated on the Closing Date, the Company shall invest the $15 million received as the purchase price of the Shares in a short-term (i.e., open-ended or overnight) investment fund designated by the Investor, which fund shall be of a type in which pension funds are generally permitted to invest. If the Del Monte Asset Acquisition does not occur within three days after the Closing Date, then (i) the Company shall seek further instruction from the Investor and the Investor shall have the right at such time to require the Company to repurchase the Shares at a price equal to $15 million plus any amounts earned from the investment of such funds pursuant to this Section 4.5 and (ii) the Company shall have the right at such time to rescind the sale of the Shares to the Investor.

     5. Conditions of the Investor's Obligation at the Closing. The obligation of the Investor to purchase the Shares at the Closing is subject to the satisfaction as of the Closing of the following conditions:

           5.1 Representations and Warranties; Performance. The representations and warranties contained in Section 2 hereof shall be true and correct in all material respects at and as of the Closing as though then made, and the Company shall have performed and complied with in all material respects all of the agreements, obligations and conditions required to be performed or complied with by it hereunder on or prior to the Closing.

          5.2 Organization Agreement. The Organization Agreement shall have been entered into by the parties thereto, shall be substantially in the form attached hereto as Exhibit A and the Organization Agreement shall be in full force as of the Closing.

          5.3 Stockholders Agreement. The Stockholders Agreement shall have been entered into by the parties thereto, shall be substantially in the form attached hereto as Exhibit B and shall be in full force as of the Closing.

          5.4 Asset Purchase Agreement. The Asset Purchase Agreement shall be in full force and effect as of the Closing and shall not have been amended or modified in any material respect from the executed agreement dated as of September 3, 1993 and amended as of December 10, 1993. The conditions in Article X of the Asset Purchase Agreement shall have been satisfied in full (without reliance on any waiver by SCC). The Investor shall be satisfied that the Del Monte Asset Acquisition will be consummated promptly after the Closing.

          5.5 Supply Agreement. The Supply Agreement shall be in full force and effect as of the Closing and shall not have been amended or modified in any material respect from the executed agreement dated as of September 3, 1993 and amended as of December 21, 1993.

          5.6 Bank Agreement. The Bank Agreement shall have been entered into by the parties thereto, shall be substantially in the form attached hereto as Exhibit C and shall be in full force as of the Closing.

          5.7 Management Services Agreement. The Amended and Restated Management Services Agreement between S&H Inc. and the Company shall have been entered into, shall be substantially in the form attached hereto as Exhibit D and shall be in full force as of the Closing.

          5.8 Amendment of Certificate of Incorporation. The Company's Restated Certificate of Incorporation shall have been amended and restated to be substantially in the form of Exhibit E hereto.

          5.9 Opinion of the Company's Counsel. The Investor shall have received from Winthrop, Stimson, Putnam & Roberts, counsel for the Company, an opinion with respect to the matters set forth in Exhibit F hereto, which shall be addressed to the Investor, dated the date of the Closing and in form and substance reasonably satisfactory to the Investor.

          5.10 Closing Documents. The Company shall have delivered to the Investor all of the following documents:

                 (i) certified copies of the resolutions duly adopted by the Company's board of directors authorizing the execution, delivery and performance of this Agreement, the Organization Agreement and the Stockholders Agreement, the issuance and sale of the Shares and consummation of all other transactions contemplated by this Agreement;

                 (ii) a certified copy of the Certificate of Incorporation of the Company as in effect at the Closing;

                 (iii) copies of all third party and governmental consents, approvals and filings required in connection with the consummation of the transactions hereunder (including, without limitation, all blue sky law filings);


                 (iv) a certificate of the President or Executive Vice Prsident of the Company, dated as of the date of Closing, stating that the conditions specified in paragraphs 5.1 through 5.8, inclusive, have been fully satisfied; and

                 (v) such other documents relating to the transactions contemplated by this Agreement, the Organization Agreement, the Stockholders Agreement, the Bank Agreement, the Asset Purchase Agreement and the Supply Agreement as the Investor or its counsel may reasonably request.

          5.11 Proceedings. All corporate and other proceedings taken or required to be taken in connection with the transactions contemplated by this Agreement or the Organization Agreement to be consummated at or prior to the Closing and all documents incident thereto shall be satisfactory in form and substance to the Investor and its counsel.

          5.12 Litigation. No suit, action, investigation, inquiry or other proceeding by any governmental authority shall be pending and no preliminary or permanent injunction or order by a state or federal court shall have been entered, and no hearing relating to any such injunction or order to be issued shall be pending or noticed, as to which there is a reasonable likelihood of an adverse determination and which if determined adversely would be likely in the good-faith opinion of the Investor to have a material adverse effect on (x) the consummation of the Del Monte Asset Acquisition, (y) the ability of the Company to enforce its rights or to perform its obligations under the Supply Agreement or (z) the ability of the Company to perform its obligations under this Agreement or the Organization Agreement or the validity or enforceability of this Agreement or the Organization Agreement or the rights, remedies and benefits of the Investor under this Agreement or the Organization Agreement.

     6.   Miscellaneous.

          6.1 Expenses. The Company agrees to pay, and hold the Investor harmless against liability for the payment of all of the Investor's out of pocket expenses relating to the transactions contemplated by this Agreement, including but not limited to, (i) the reasonable fees and expenses of its counsel arising in connection with the negotiation and execution of this Agreement and the Organization Agreement and the consummation of the transactions contemplated herein and therein (including, without limitation, the due diligence review performed by the Investor) which shall be payable at the Closing and (ii) stamp and other taxes which may be payable in respect of the execution and delivery of this Agreement and the Organization Agreement or the issuance, delivery or acquisition of the Shares.

          6.2 Indemnification and Contribution. (a) The Company agrees to indemnify and hold harmless the Investor, the beneficial owner of the Shares held by a nominee or any named fiduciary acting for the Investor, and the advisors acting for any such named fiduciary in connection with this Agreement, and the respective directors, officers, trustees, fiduciaries, employees and agents of the foregoing persons from and against all losses, claims, damages, liabilities and expenses (including expenses of litigation and preparation therefor and other reasonable fees and disbursements of counsel) (collectively, "Losses") which any such indemnified party may incur or which may be asserted against any such indemnified party in connection with or arising out of any breach of any representations, warranties or other agreements of the Company contained in this Agreement.

                 (b) The Investor agrees to indemnify and hold harmless the Company and the directors, officers, employees and agents of the Company from and against all Losses which any such indemnified party may incur or which may be asserted against any such indemnified party in connection with or arising out of any breach of any representations, warranties or other agreements of the Investor contained in this Agreement.



                 (c)  If the indemnification provided for in subparagraphs
(a) and (b) of this Section 6.2 is unavailable to any party entitled to indemnification thereunder (an "Indemnified Party") in respect of any Losses, then each party required to provide indemnification thereunder (an "Indemnifying Party"), in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and the Indemnified Party on the other in connection with such Losses, as well as any other relevant equitable considerations.

          6.3 Governing Law; Jurisdiction; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to any choice of law or conflicts of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

          6.4 Notices. All notices and other communications under this Agreement shall be in writing, and shall be deemed to have been duly given on the date of service if served personally or on the second day after mailing if mailed to the parties to whom notice is to be given by first-class mail, registered or certified, postage prepaid at the address of such party (until such address is changed by notice duly given) set forth on Exhibit G.

          6.5 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

          6.6 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which, when taken together, shall constitute one and the same agreement. This Agreement shall become effective when one or more counterparts has been signed by each of the parties and delivered to the other party.

          6.7 Entire Agreement. This Agreement (including the exhibits hereto, which are hereby incorporated herein by reference) constitutes and contains the entire agreement of the parties with respect to the transactions contemplated by this Agreement and supersedes all prior or contemporaneous negotiations, correspondence, arrangements, letters of intent, understandings and agreements relating to those transactions.

          6.8 Headings. The section headings in this Agreement have been inserted for identification and reference and shall not by themselves determine the meaning or interpretation of any provision of this Agreement.

          6.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, personal representatives and permitted assigns.

          6.10 Costs of Enforcement. If any party to this Agreement seeks to enforce its rights under this Agreement by legal proceedings or otherwise, or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing party shall pay all costs and expenses incurred by the prevailing party, including, without limitation, all legal fees and expenses.


           IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.


COMPANY:                     SILGAN HOLDINGS INC.
                             a Delaware corporation


                             By: /s/ Harley Rankin, Jr.
                                ----------------------------------
                             Title: Executive Vice President


INVESTOR:                    FIRST PLAZA GROUP TRUST

                             By: MELLON BANK, N.A. as Trustee (as directed by General Motors Investment Management Corporation)


                             By: /s/ Judith A. Manion
                                ----------------------------------
                             Title: Paralegal



                                                                  Exhibit G




                                  ADDRESSES



FIRST PLAZA GROUP TRUST
c/o General Motors Investment
 Management Corporation
767 Fifth Avenue
New York, New York 10153

Attn: Private Market Investments

Facsimile: (212) 418-3651



SILGAN HOLDINGS INC.
4 Landmark Square, Suite 301
Stamford, Connecticut  06901

Attention:  R. Philip Silver

Facsimile:  (203) 975-7902